Note 1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING

Organization

VirZoom, Inc. was incorporated in Delaware on February 13, 2015 and is headquartered in Cambridge, Massachusetts. The Company develops and sells virtual reality, multi-player games made for active motion control on a stationary bicycle. VirZoom has generated revenues by selling its products either directly online or via a number of partnerships which were launched in 2016. During 2020, the Company shifted its business model to a subscription-centric business model which primarily focuses on software subscriptions.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature.

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders' equity.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue under the guidance of ASC 606 when all of the following criteria have been met:

• Identification of the contract with a customer;
• Identification of the performance obligations in the contract;
• Determination of the transaction price;
• Allocation of the transaction price to the performance obligation in the contract; and
• Recognition of revenue when or as the Company satisfies the performance obligation.

Identification of the contract with a customer —The Company documents all terms of an arrangement in a written contract signed by the customer prior to recognizing revenue.

Identification of the performance obligations in the contract —
Hardware: The Company delivers all products prior to recognizing revenue. The Company typically requires a full deposit prior to order production. All deposits are classified as deferred revenue until all revenue recognition criteria are met.
Software: The Company requires an upfront subscription fee, which is considered deferred revenue until such time as the Company meets its monthly performance obligations of allowing the customer access to its platform.

Determination of the transaction price—Prior to recognizing revenue, a customer's fee is either fixed or determinable under the terms of the written contract. The customer's fee is negotiated at the outset of the arrangement and is not subject to refund or adjustment during the initial term of the arrangement.

VirZoom recognizes revenue for direct sales when the equipment is shipped to the end user. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

VirZoom recognizes revenue for VZ Arcade Platform on a monthly basis. For monthly VZ Arcade plans, revenue is recognized in the month that the transaction occurs. For annual subscription plans, 1/12 of the annual fee is recognized on a monthly basis and the balance with the balance remaining in deferred revenue.

VirZoom uses third-party processors such as Amazon, Ebay, Celery and Stripe to manage its payments from customers. These third-party provide periodic reports detailing the unit sales and the Company then books an accounts receivable for the proceeds owed by the third-parties. The Company's wholesale revenue is almost exclusively through Amazon and all shipments, invoices, and related payments are entered through the Amazon platform Vendor Central and the Company records accounts receivable for the proceeds owed by Amazon. The Company directly invoices and reconciles any commercial or wholesale revenue outside of the aforementioned scenarios.

Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance.

Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company recorded an allowance for doubtful accounts in the amount of $7,396 as of December 31, 2019. The Company had $nil net customer accounts receivable balances as of December 31, 2020 and 2019, and had $5,836 and $17,433, respectively in receivables from its third-party processors.

The Company also had $3,141 and $3,141 as of December 31, 2020 and 2019, respectively, in employee receivables related to the use of a company credit card by management for personal expenses. The Company expects to collect on the balance within the upcoming year and determined no allowance for doubtful accounts was necessary.

Property, Plant and Equipment

VirZoom's property, plant and equipment consists solely of computer equipment which has been fully depreciated over their expected useful life of 3 years.

Shipping and Handling

The Company's shipping and handling costs are expensed as incurred and charged to cost of goods sold.

Inventory

VirZoom's inventory consists of units of legacy hardware used to adapt third party stationary bikes to third party VR headsets. Inventories are stated at the lower of cost (average costs) or market (net realizable value). Inventory as of December 31, 2020 and 2019 consisted solely of finished products located at the Company's employee home offices in Massachusetts:

> VZ-S – VirZOOM Sensor & Button Kit, a Bluetooth product that straps onto the rank arm of any stationary bike, retrofitting them to become VirZOOM controllers. The balance in sensor inventory was $8,649 and $57,719 at December 31, 2020 and 2019, respectively. This product was discontinued in 2020 and remaining inventory is held primarily for warranty replacement.

Net Income (Loss) per Common Share

The Company calculates net income (loss) per share based on the authoritative guidance. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. Total dilutive securities including the conversion of preferred shares, warrants, options and convertible debt to preferred shares could potentially bring the number of common shares to a total of approximately 63,273,665 as of December 31, 2020 and 2019. The amount as of December 31, 2019 would exceed the authorized shares by approximately 587,000 shares. Due to the fact that the majority of preferred shares, warrants, options and convertible debt is not expected to be exercised in the near future, there is no imminent requirement that the number of authorized capital stock be increased. At an appropriate time, the Company envisions seeking shareholder approval of an increase in the Company's authorized capitalization to some greater number of authorized shares.

Income Taxes
The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2035, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2020, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	December 31, 2020	December 31, 2019
Deferred tax asset:		
Net operating loss carryforward	$ 3,129,780	$ 2,758,813
Total deferred tax asset	3,129,780	2,758,813
Valuation allowance	(3,129,780)	(2,758,813)
Deferrred tax asset, net	$ -	$ -

Cash and Cash Equivalents
The Company records all highly-liquid investments with a maturity of 90 days or less as cash equivalents.

Advertising Costs
The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $203,420 and $162,379 advertising costs, respectively. Of the recognized advertising costs, the Company spent $42,000 and $50,000 in traditional public relations and branding for the years ending December 31st, 2020 and 2019 respectively. The remainder of the advertising costs were almost exclusively related to optimizing online search through Google Ads, Facebook and supporting platforms to increase signups and conversions.

Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

For non-employee stock-based compensation, the Company has adopted ASU 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting* which expands the scope of ASC 718 *Compensation – Stock Compensation*, to include share-based payment transactions for acquiring goods and services from nonemployees and requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC Topic 718.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Recent Accounting Pronouncements

The FASB recently issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities for fiscal years beginning after December 15, 2021 with early adoption permitted (for "emerging growth company" beginning after December 15, 2023). The Company will be evaluating the impact this standard will have on the Company's financial statements.

As the Company continues to grow and increase its operating and financial reporting capabilities, it will continually evaluate future standards for impact, applicability, and provide disclosure of any impact, as necessary.

NOTE 4 – PREPAID ITEMS AND DEPOSITS

As of December 31, 2019, the Company's deposits account consists of $7,874 representing the first and last month's lease payments, and a $25,000 deposit with Square 1 Bank, which serves as collateral for its corporate credit card. During the year ended December 31, 2020, the Company ceased occupancy of its leased space and fully expensed the remainder of the security deposit.

The Company's prepaid items consist of the following:

	December 31, 2020	December 31, 2019
Prepaid software	10,558	
Prepaid insurance	8,247	6,141
Prepaid inventory costs		-
	18,806	6,141

NOTE 5 – SHORT-TERM NOTES PAYABLE

During the year ended December 31, 2018, the Company issued short-term promissory notes with maturity dates 6-months from when the amounts were borrowed. Four of the six notes matured as of the end of the year with two note holders signing amendments to extend the maturity date for another six months while the other two notes were in default. These notes accrue interest at either the original rate of roughly 24% per annum or the default rate of roughly 48% per annum.

During the year ending December 31, 2018, the Company issued an additional four short-term promissory notes. These notes accrue interest at the rate of roughly 15% per annum. No short-term promissory notes were issued during the years ending December 31, 2019 and December 31, 2020.

During the year ending December 31, 2020, short-term note holders agreed to convert $205,000 in principal and $173,153 in accrued interest into the available 2019 NPA security. Accrued interest owing on remaining outstanding short-term notes was $98,578 and $247,001 as of December 31, 2020 and 2019, respectively.

During the year ending December 31, 2020, the company received $56,000 in a revenue advance through merchant processor Stripe for a $6,484 fixed fee. The advance is repaid as a percentage of merchant sales. Remaining balance for revenue advance and fixed fee was $32,842 as of December 31, 2020.

NOTE 6 – PPP Funding

During the year ended December 31, 2020, the Company applied for and received $160,400 in PPP first draw funding. The company had spent these funds on applicable payroll and rent expenses and the debt was fully forgiven in May of 2021. In the year ending December 31st 2020, the company also received $44,300 in EIDL funding. These funds do not have a repayment requirement, however the company has elected to report these as a liability until such time as full documentation and repayment guidance is received from the government.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

The Company continues to issue convertible debt notes to fund its operations to date, totaling $282,000 in new note principal issued during the year ended December 31, 2019. The 2019 Note Purchase Agreement, which authorized the issuance of up to $1,500,000 at an 8% interest rate and $16,000,000 Valuation Cap was funded with $1,190,153 and $282,000 and as of December 31, 2020 and 2019, respectively. Of the $1,190,153 balance as of December 31st, 2020, only $530,000 was new money contributed in 2020, $378,154 was the conversion as discussed in Note 5. Accrued interest owed on these notes was $87,349 and $2,858 as of December 31, 2020 and 2019, respectively.. The 2015 Note Purchase Agreements were converted into Series Seed 1 preferred stock during 2019. $5,500,000 in principal and $587,033 in accrued interest were converted into 32,201,341 Series Seed 1 preferred shares. The 2017 Note Purchase Agreements were converted into Series Seed 2 preferred stock during 2019. $2,109,250 in principal and $81,045 in accrued interest were converted into 12,311,249 Series Seed 2 preferred shares. No 2015 or 2017 Note Purchase Agreements remain unconverted as of December 31, 2019.

NOTE 8 – SAFE AGREEMENTS

During 2019, the Company authorized a SAFE Convertible Note through the Reg CF crowdfunding platform WeFunder which raised $281,745. The 2019 WeFunder SAFE Convertible note carries no interest and converts with at the lesser of a 20% discount or $8,000,000 valuation cap. Wefunder charged a 5% or $14,087 platform fee for the 2019 Reg CF fundraising on their platform. During 2020, the Company authorized an additional SAFE Convertible Note through the Reg CF crowdfunding platform WeFunder which raised $637,106 through the platform and through selling the same security directly. The 2020 SAFE Convertible note carries no interest and converts with at the lesser of a 15% discount or $20,000,000 valuation cap. Wefunder charged a 5% or $29,374 platform fee for the 2020 Reg CF funds raised through their platform, considered a discount on SAFE liability and charged to interest expense.

SAFE agreements are convertible into shares of SAFE preferred stock equal to the balance divided by conversion price. The number of SAFE preferred shares the agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: (1) the SAFE price, which is equal to the valuation cap divided by the Company's capitalization, or (2) the discount price, which is the price per share of the standard preferred stock sold in the equity financing multiplied by the discount rate.

At December 31, 2020, the SAFE agreements had not yet been converted as a qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2019 but will be prior to the qualifying financing. The SAFE agreements are recorded as a liability. All offering costs associated with the SAFEs are expensed immediately, as there is no maturity date on the SAFEs.

NOTE 9 – STOCKHOLDERS' EQUITY

VirZoom closed its Series Seed financing round in March of 2019 at $0.22239 per share, creating three Series Seed Preferred Shares classes with the same rights and preferences:

- **Series Seed 1 (SS1)** converted $5,500,000 of principal and $587,033 in accrued interest from the 2015 NPA into 32,201,341 Preferred Shares. Additionally, 3,106,137 warrants were authorized at a $0.01 exercise price. $690,800 has been recognized as the Warrant Compensation cost.
- **Series Seed 2 (SS2)** converted $2,109,250 of principal and $81,045 in accrued interest from the 2017 NPA into 12,311,249 Preferred Shares.
- **Series Seed 3 (SS3)** new issuances raised $928,783 in new money for 4,038,095 in preferred shares. An additional 1,044,079 SS3 Warrants were issued with an exercise price of the SS3 share price at time of issuance.

The Company has 3,106,135 of Series Seed 1 and 1,009,511 of Series Seed 3 warrants outstanding as of December 31, 2019. No other warrants have been issued or are outstanding as of December 31, 2019 or 2020. The warrants issued have a 10-year expiration date and have a weighted average exercise price of $0.06 at December 31, 2020.

The Company recognized stock compensation expense over the vesting periods in the amounts of $114,048 and 857,660 during each of the years ended December 31, 2020 and 2019, which was charged to paid-in capital. The company has fully recognized stock compensation expense as of December 31, 2020. The Company has 2,000,000 options outstanding as of December 31, 2020, 1,836,250 of which are exercisable. All issued options expire at varying times between 2025 and 2027 and had a weighted average exercise price of $0.26 as of December 31, 2020. The weighted average remaining term of the options was 8.15 years and 6.76 years as of December 31, 2020 and 2019, respectively.

As of December 31, 2019 and 2020, the Company had the following options outstanding:

	Options Outstanding				Weighted Average
	Number of Shares	Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value	Exercise Price Per Share
Balance at December 31, 2018	871,670	$ 0.01-0.94	7.76 years	$ 385,133	$ 0.50
Options Granted	-	n/a	n/a	n/a	n/a
Options Exercised	-	n/a	n/a	n/a	n/a
Options expired	-	n/a	n/a	n/a	n/a
Balance at December 31, 2019	871,670	$ 0.01-0.94	6.76 years	$ 385,133	$ 0.50
Options Granted	1,128,330	$ 0.08	10.00 years	$ 11,283	$ 0.08
Options Exercised	-	n/a	n/a	n/a	n/a
Options expired	-	n/a	n/a	n/a	n/a
Balance at December 31, 2020	2,000,000	$ 0.01-0.94	8.15 years	$ 396,416	$ 0.26
Exercisable at December 31, 2020	1,836,250	$ 0.01-0.94	8.31 years	$ 44,413	$ 0.20

As of December 31, 2019 and 2020, the Company had the following warrants outstanding:

	Warrants Outstanding				Weighted Average
	Number of Shares	Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value	Exercise Price Per Share
Balance at December 31, 2018	-	-	-	-	-
Warrants Granted - Series Seed 1	3,106,135	0.01	9.19	190,170	0.01
Warrants Granted - Series Seed 3	1,044,078	0.022239	9.19	-	0.22239
Warrants Exercised	-	-	-	-	-
Warrants Expired	-	-	-	-	-
Balance at December 31, 2019	4,150,213	0	9.19 years	$ -	$ 0.06
Warrants Granted	-	-	-	-	-
Warrants Exercised	-	-	-	-	-
Warrants Expired	-	-	-	-	-
Balance at December 31, 2020	4,150,213	0	8.19 years	$ -	$ 0.06
Exercisable at December 31, 2020	4,150,213	0	8.19 years	$ 190,170	$ 0.06

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company leased office space at 56 JFK Street in Cambridge Massachusetts for $4,569 per month. The original lease has a term of 2 years from April 1, 2015 until March 31, 2017 and the Company exercised an option extend the lease for an additional 2-year term, commencing on April 1, 2017. The extension expired March 31st, 2019 and VirZOOM continued to lease the offices under month-to-month terms at a rate of $4,696 per month until August of 2020. The company no longer maintains office space and is fully virtual.

NOTE 11 – RELATED PARTY TRANSACTIONS

Both current members of the Company's board, Eric Janszen and Eric Malafeew were investors in Notes that converted into SS1 and SS2 preferred shares. Eric Janszen has also voluntarily deferred a portion of his salary beginning in 2017 to be paid upon sufficient cashflows and shareholder approval. VirZoom has an employee receivable from Eric Malafeew in the amount of $3,141 for the years ending at December 31, 2020 and 2019, respectively, related to a personal expense paid by the company. Eric Janszen and Eric Malefeew are employees of the company; Eric Janszen is Co-founder, President and Chief Executive Officer and Eric Malafeew is the Co-Founder and Chief Technology Officer. The below table summarizes the related party activity during the years ended December 31, 2020 and 2019:

	Balances as of:	
	Dec 31st, 2020	Dec 31st, 2019
Eric Janszen		
Convertible Notes to Company	$77,584	
Promissory Notes to Company		$50,000
Deferred Compensation	$659,062	$523,157
Common Shares outstanding	3,070,200	3,070,200
Preferred Shares outstanding	3,603,422	3,603,422
Preferred Warrants issued (at $0.01)	158,656	158,656
Eric Malafeew		
Employee Receivables	$3,141	$3,141
Common Shares outstanding	2,949,800	2,949,800
Preferred Shares outstanding	263,664	263,664
Preferred Warrants issued (at $0.01)	25,307	25,307

NOTE 12 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $14.8 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 19th, 2021, the date these financial statements were available to be issued. Subsequent to December 31, 2020, the Company raised an additional $258k for the 2020 SAFE. The Company has issued a new Convertible Note ("2021 NPA") to support operations prior to the Reg CF launch. To date, The Company has raised $295,000 on the 2021 NPA which has 8% interest, 20% discount and a $16m valuation cap.

Also subsequent to December 31, 2020 the Company applied for and received $140,700 in PPP second draw funding. The company had spent these funds on applicable payroll and rent expenses. The company expects this to be fully forgiven but until such time it remains a liability, payable in 30 years with 1% interest per annum.

Also subsequent to December 31, 2020 the Company applied for and received $51,250 in additional Stripe Revenue advance for a fixed fee of $6,890. The total balance for all Stripe liabilities and fees is $54,995 as of July 19th, 2021.

Also subsequent to December 31, 2020, the Company has launched its flagship application on the Occulus store on April 15th, 2021. New monthly subscriptions will be purchased through Occulus payment processing at an initial rate of 30% fixed fee. The Occulus store initial fee is significantly greater than existing merchant processor, however the platform provides significantly greater market accessibility. During the initial Occulus store launch weekend VirZoom had approximately 20,000 installs of its gaming software.

NOTE 14 – RIGHTS AND PREFERENCES OF COMMON AND PREFERRED SECURITIES

The following are the rights and preferences of the Company's outstanding common and preferred stock:

COMMON STOCK

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Voting. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

PREFERRED STOCK

Of the authorized Preferred Stock, (i) 32,201,341 shares have been designated Series Seed 1 Preferred Stock, 0.0001 par value per share ("**Series Seed 1 Preferred Stock**"), (ii) 12,311,249 shares have been designated Series Seed 2 Preferred Stock, 0.0001 par value per share ("**Series Seed 2 Preferred Stock**"), and (iii) 8,769,609 shares have been designated Series Seed 3 Preferred Stock, 0.0001 par value per share ("**Series Seed 3 Preferred Stock**"), each of such series with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The term "Series Seed Preferred Stock," as used in this Amended and Restated Certificate of Incorporation, shall mean any or all of the Series Seed 1 Preferred Stock, the Series Seed 2 Preferred Stock and the Series Seed 3 Preferred Stock, as the context may permit or require.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, or in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), on a pari passu basis, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one and one half (1.5) times the Series Seed Original Issue Price (the "**Preference Rate**"), plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Voting.

General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common

Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.